SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

First Guaranty Bancshares, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

32043P106

(CUSIP Number)

Edgar R. Smith III

63399 Highway 51 North

Roseland, LA 70456

(985) 748-6572

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          32043P106

1	NAME OF REPORTING PERSONS Edgar R. Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 441,357.82
REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 441,357.82
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,357.82
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS Smith & Hood Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,062,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,062,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,062,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Smith & Hood Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 770,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 770,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Big 4 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 76,928.57
REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,928.57
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,928.57
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS Smith-Hoover Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 14,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,063
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS MACSMITH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 6,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Explanatory Note

This Amendment No. 1 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Original Statement”) by Edgar R. Smith III; Smith & Hood Holding Company, LLC; Smith & Hood Investments, LLC; Big 4 Investments, LLC; and Smith-Hoover Investments LLC with respect to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The Original Statement inadvertently omitted the holdings of MACSMITH LLC, which is added as a reporting person hereunder.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of First Guaranty Bancshares, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 East Thomas Street, Hammond, Louisiana 70401.

The Issuer had 10,716,796 shares of Common Stock outstanding as of December 31, 2022. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a), (f)         This Schedule 13D is being filed by or on behalf of (i) Edgar R. Smith III, an individual resident of the state of Louisiana; (ii) Smith & Hood Holding Company, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner (“Holding LLC”); (iii) Smith & Hood Investments, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner (“Investments, LLC”); (iv) Big 4 Investments, LLC is a Louisiana limited liability company of which Mr. Smith is the sole member (“Big 4”); (v) Smith-Hoover Investments LLC, a Louisiana limited liability company of which Mr. Smith is co-owner (“Smith-Hoover”); and MACSMITH, LLC, a Louisiana limited liability company of which Mr. Smith is a member of a member (“MACSMITH”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)         The business address of Edgar R. Smith III is 63399 Highway 51 North, Roseland, LA 70456. The address of Holding LLC and Investments, LLC is 11239 Highway 16, Amite, LA 70422. The address of Big 4 is 63399 Highway 51 North, Roseland, LA 70456. The address of Smith-Hoover is 1250 Southwest Railroad Avenue Suite 230 A, Hammond, LA 70403. The address of MACSMITH is 40089 Deer Creek Drive, Ponchatoula, LA 70454.

(c)         Mr. Smith’s principal occupation is entrepreneur primarily engaged in manufacture and/or distribution of lubricants, oil, and related products of lubricants, as well as a trucking business. The principal business of Holding LLC is to invest in Issuer securities. The principal business of Investments, LLC is managing investments, including but not limited to Issuer securities, as well as holding real estate. The principal business of Big 4 is investments, including Issuer securities, Issuer debt and real estate. The principal business of Smith-Hoover is investments, including Issuer securities and real estate. The principal business of MACSMITH is to invest in commercial real estate and hold Issuer securities.

(d), (e)         During the last five years, no Reporting Person, nor to Mr. Smith’s knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The majority of the shares owned by each Reporting Person was owned prior to the Issuer becoming a reporting company and the remainder were purchased on the open market or the result of a dividend reinvestment program open to all shareholders.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Smith currently serves as a director of the Issuer. Other than the acquisition of Lone Star Bank previously announced by the Issuer, none of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Smith in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Smith as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)          Mr. Smith may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,371,909 shares of Common Stock, or 22.13% of the outstanding shares of Common Stock. Holding LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 1,062,817 shares of Common Stock, or 9.9% of the outstanding shares of Common Stock. Investments, LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 770,443 shares of Common Stock, or 7.2% of the outstanding shares of Common Stock. Big 4 may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 76,928.57 shares of Common Stock, or 0.72% of the outstanding shares of Common Stock. Smith-Hoover may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 14,063 shares of Common Stock, or 0.13% of the outstanding shares of Common Stock. MACSMITH may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 6,300 shares of Common Stock, or 0.06% of the outstanding shares of Common Stock.

(c)         Except as otherwise set forth in Item 3 above, no Reporting Person has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)         No person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement except for the owners listed herein.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

By:	/s/ Edgar R. Smith III
Edgar R. Smith III

Smith & Hood Holding Company, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

Smith & Hood Investments, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member
Big 4 Investments, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member
Smith-Hoover Investments LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

MACSMITH, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member, CAM2 Holdings, LLC, member of MACSMITH, LLC

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned agree that the foregoing statement on Schedule 13D (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 21, 2023

By:	/s/ Edgar R. Smith III
Edgar R. Smith III

Smith & Hood Holding Company, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

Smith & Hood Investments, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

Big 4 Investments, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

Smith-Hoover Investments LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member

MACSMITH, LLC

By:	/s/ Edgar R. Smith III
Name: Edgar R. Smith III
Title: Member, CAM2 Holdings, LLC, member of MACSMITH, LLC